AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
November 13, 2008	Berlin & FSE: GV6

MEGA SILVER OPTIONS EAGLE VEIN PROPERTY
KENO HILL, YUKON

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to announce that it has entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the historic Keno Hill silver district that has produced over 200 million ounces of silver, Yukon Territory. The property area is located roughly 38 kilometres northeast of Mayo and 350 kilometres due north of the capital of Whitehorse.

The Eagle Property is comprised of 14 Quartz Mining Leases within the Mayo Mining District, Yukon Territory. The property totals 209.8 hectares in three adjacent blocks that extend across roughly 4 kilometres on Galena Hill along the projected strike of the Eagle Vein.

The Eagle Property includes historic surface trenches that expose a section of the Eagle Vein, a strong transverse vein-fault hosted in Keno Hill Quartzite. The Eagle Vein varies from 0.6 to 4.9 metres wide with mineralized lenses of galena, tetrahedrite and sphalerite. Yukon Government files report that a total of 33 holes totalling 3,075.5 metres have been drilled along 300 metres of vein strike on the property in two programs (1964 and 1978/79). The best intercepts are reported in the following table.

EAGLE VEIN – HISTORIC REPORTED DRILLING (YTG MinFile 105M 021)

Year	Operator	Reported Structure	Reported Intercept (m)	Silver g/t	Lead %	Zinc %
1964	Jersey Yukon Mines Ltd.	Branch Vein	2.1	1,885.7	12.8	4.2
		Main Vein (parallel intercepts)	0.15	7,624.9	1.2
			0.4	682.3	11.6
1978/79	Teck Corporation	Main Vein (DDH JB3)	1.5	366.6	5.4	6.8

Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver’s adjoining Man claim that apparently represents the untested northeast extension of the Eagle Vein. The core of the soil anomaly measures roughly 200 by 100 metres and contains peak values of 2,280 ppm lead and 10.8 ppm silver (UKHM 1973. Assessment Report #060116).

Terms of the Eagle Property Option Agreement

To earn a 75% interest in the Eagle Property, Mega Silver must:

  Incur Exploration Costs totalling $7.1 million over five years.
  Make total cash payments of $400,000 over five years to Avino.
  Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

  Take the property into production within 3 years, subject to a 2.5% Net Smelter Return and minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

The transaction is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.

Certain statements contained in this news release may contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information are identified by words such as “estimates”, “intends”, “expects”, “believes”, “may”, “will” and include without limitation, statements regarding the Company’s plan of business operations; ability to negotiate and enter into definitive agreements; potential benefits of the acquisitions; the costs and timing associated with integrating the acquisitions; production levels, timing and costs; potential contractual arrangements and the delivery of equipment; receipt of working capital; anticipated revenue; mineral reserve and resource estimates; and projected expenditures. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, metal prices, third party risks, acquisition risks, risks inherent in the mining industry, financing risks, regulatory risks and environmental concerns. Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking information. Except as otherwise required by applicable securities statutes or regulation, the Company expressly disclaims any intent or obligation to update publicly forward-looking information, whether as a result of new information, future events or otherwise.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.